SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 30 January 2020

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Trading update

Results for the nine months to 31 December 2019
BT Group plc
30 January 2020
BT Group plc (BT.L) today announced its trading update for the nine months to 31 December 2019.
Key strategic developments - continued delivery in line with strategy:
●    Ofcom's consultation on the Wholesale Fixed Telecoms Market Review is an important step forward in incentivising investment in the UK's digital infrastructure and toward enabling BT to significantly increase its FTTP target
●    Exclusive rights to UEFA Champions League, UEFA Europa League and UEFA Europa Conference League secured until 2024
●    On-shoring of BT brand sales and service calls completed; nearly 500 retail stores now BT/EE dual branded
●    Our Better Workplace programme confirmed further long-term locations in Birmingham and Bristol
●    Sale agreed of our domestic operations in Spain
●    Important clarification on use of certain vendors in 5G and full fibre networks - estimated impact of c.£500m over 5 years
Operational:
●    5G now live in over 50 locations; EE found to have broadest 5G network by RootMetrics
●    Openreach accelerates FTTP build at c.26k premises passed per week; 2.2m FTTP premises passed to date
●    Openreach awarded two of three lots to provide superfast speeds to Scotland; vast majority of build to be FTTP
●    Consumer fixed ARPC £38.2, down 4% year on year due to decline in voice revenue; postpaid mobile ARPC £20.3, down 5% due to impact of regulation and continued trend towards SIM-only; RGUs per address 2.38
●    Postpaid mobile churn remains low at 1.3% in Q3 despite impact of auto switching; fixed churn at 1.3% in Q3 down from 1.4% in prior year following customer experience improvements and new pricing strategy
Financial:
●    Reported revenue £17,246m and adjusted2 revenue £17,192m, both down 2%1 primarily due to ongoing headwinds from regulation, competition and legacy product declines
●    Reported profit before tax of £1,911m; adjusted2 EBITDA £5,900m, down 3%1, due to the fall in revenue, higher spectrum fees, investment in customer experience and higher operating costs in Openreach
●    Normalised free cash flow2 of £1,000m, down 42% due to increased cash capital expenditure, deposit for UEFA club football rights, higher interest and tax payments and working capital, partially offset by one-off cash flows
●    Capital expenditure £2,877m. Up £251m excluding BDUK funding deferral, driven by fixed and mobile network investment
●    Overall financial outlook maintained; we expect normalised free cash flow2, for timing reasons, to be in the lower half of the £1.9bn - £2.1bn full year guidance range

Philip Jansen, Chief Executive, commenting on the results, said
"BT delivered results slightly below our expectations for the third quarter of the year, but we remain on track to meet our outlook for the full year.
"We continue to invest in the business. During the quarter we launched Halo, the UK's ultimate converged plan, which will give homes and businesses the best connection and service. We've continued to use our national scale and local presence across the UK to provide customers with the best possible experience, for example by meeting our promise to answer all customer calls in the UK and Ireland and bringing BT sales and service back to the high street in nearly 500 BT/EE stores.
"Underpinning the ongoing development of market-leading propositions, we continue to invest in the best converged network. We welcomed the direction of Ofcom's recent consultation, which is an important step forward towards a widely-shared ambition to invest in fibre across the whole of the UK. We're also investing in 5G, making it available in over 50 locations, with the first customers enjoying a great experience.
"The security of our network is paramount for BT. We therefore welcome and are supportive of the clarity provided by Government around the use of certain vendors in networks across the UK and agree that the priority should be the security of the UK's communications infrastructure. We are in the process of reviewing the guidance in detail to determine the full impact on our plans and at this time estimate an impact of around £500 million over the next 5 years.
"I'm really excited about the long-term prospects for this great company and I'm confident our plans will enable us to be bolder, smarter, and faster to ensure that we remain successful and create a better BT for the future."

1 Changes on prior year are presented on an IAS 17 basis where meaningful except for adjusted EBITDA, which is presented on an IFRS 16 pro forma basis
2 See Glossary on page 5
n/m = IFRS 16 to IAS 17 comparison not meaningful

Nine months to 31 December	2019	2018	2018	Change1
	(IFRS 16)	(IAS 17)	(IFRS 16 pro forma2)
	£m	£m	£m	%
Reported measures
Revenue	17,246	17,558		(2)
Profit before tax	1,911	2,094		n/m
Profit after tax	1,526	1,646		n/m
Capital expenditure	2,877	2,810		2

Adjusted measures
Adjusted2 Revenue	17,192	17,606	17,606	(2)
Adjusted2 EBITDA	5,900	5,553	6,100	(3)
Normalised free cash flow2	1,000	1,737	1,737	(42)
Net debt2	18,234	11,114		n/m

Overview of the nine months to 31 December 2019

CUSTOMER-FACING UNIT UPDATES

	Adjusted1 revenue			Adjusted1 EBITDA
Nine months to	2019	20182	Change	2019	20182	Change
31 December	(IFRS 16)	(IFRS 16 pro forma1)		(IFRS 16)	(IFRS 16 pro forma1)
	£m	£m	%	£m	£m	%
Consumer	7,895	7,981	(1)	1,800	1,883	(4)
Enterprise	4,550	4,804	(5)	1,458	1,516	(4)
Global	3,280	3,534	(7)	459	428	7
Openreach	3,817	3,804	-	2,139	2,209	(3)
Other	-	4	n/m	44	64	(31)
Intra-group items	(2,350)	(2,521)	7	-	-	-
Total	17,192	17,606	(2)	5,900	6,100	(3)

Third quarter to
31 December
Consumer	2,701	2,757	(2)	620	646	(4)
Enterprise	1,495	1,583	(6	490	513	(4)
Global	1,084	1,202	(10	155	173	(10)
Openreach	1,281	1,256	2	722	731	(1)
Other	-	2	n/m	(10)	(1)	n/m
Intra-group items	(782)	(818)	4	-	-	-
Total	5,779	5,982	(3	1,977	2,062	(4)

n/m = not meaningful

Unless otherwise stated, the following commentary relates to the nine months to 31 December 2019

Consumer

Predicted headwinds from regulation and continued decline in the fixed base are primary drivers of year on year revenue1 decline. This was partially offset by increased handset revenue. EBITDA1 declined due to reduced revenue, exacerbated by increased spectrum licence fees and investment in customer experience, including the commencement of copper to fibre migration. Excluding the impact of regulation, revenue was flat year on year and EBITDA would have grown. In November, BT Sport secured the exclusive rights to UEFA Champions League, UEFA Europa League and UEFA Europa Conference League until 2024 and RootMetrics found EE to have the broadest 5G network. In the latest quarterly Ofcom update, broadband complaints data for the BT brand was better than the industry average for the second consecutive quarter.

Enterprise

Revenue1 decreased due to continued declines in traditional fixed voice usage, with total fixed voice revenue down £118m, and the impact of divestments. These declines were partly offset by growth in mobile revenue, despite tough market conditions, alongside growth in Voice-over-IP (VoIP), WAN and Ethernet revenue. The EBITDA1 decline was driven by the lower revenue, partly offset by lower labour costs from our ongoing restructuring programme. Excluding the impact of divestments, revenue and EBITDA decreased by 2% in Q3, and revenue decreased by 3% and EBITDA decreased by 2% for the nine months. Order intake in the quarter was down 3% at £0.2bn in Wholesale and down 13% at £0.7bn in Retail. On a rolling 12 month basis Wholesale order intake was up 11% at £1.1bn and Retail order intake was up 4% to £3.0bn. During the quarter we were unable to reach agreement on commercial terms to extend our MVNO agreement with Virgin Media, which comes to an end in late 2021. In December we reached an agreement to purchase the InLinkUK units we didn't already own, following the administration of InLink Limited.

Global

Revenue1 decline was driven by our strategic decision to reduce low margin business, divestments and legacy portfolio declines, partially offset by growth in Security. EBITDA1 was down in Q3 due to lower revenue and one-off benefits last year, partly offset by a reduction in operating costs reflecting ongoing transformation, but was up for the nine months by £31m. Order intake in the quarter was £1.2bn, up 37% benefitting from a number of large renewals, including Zurich Insurance Group. On a rolling 12 month basis it was £4.0bn, up 21% year on year. During the quarter we agreed the sale of our domestic operations in Spain. The transaction is subject to regulatory approval and is expected to complete in the first half of calendar 2020.

 1  See Glossary on page 5. Commentary on revenue and EBITDA is based on adjusted measures
2 Segmental results as reported in the Q3 2018/19 trading update have been restated to reflect i) the bringing together of our Business and Public Sector and Wholesale and Ventures customer-facing units into a single customer-facing unit, Enterprise, on 1 October 2018; the transfer of our Northern Ireland Networks business from Enterprise to Openreach and reclassification of certain internal revenue generated by our Ventures businesses as segmental revenue rather than internal recovery of cost; (see press release on 17 January 2019) and ii) the change in the allocation of group overhead costs and the transfer of the Emergency Services Network contract from Consumer to Enterprise (see press release on 3 July 2019)

Openreach

Revenue1 growth was driven by higher rental bases in fibre-enabled2 products (driven by commercial offers), up 21%, and Ethernet, up 11%, partly offset by price reductions (from regulation and commercial offers) and higher service level guarantee payments (due to implementation of auto-compensation). EBITDA1 was down, with revenue growth offset by higher operating costs. The increase in operating costs was mainly driven by higher business rates, higher salary costs as Openreach invested in more colleagues to deliver better service, and pay inflation, partly offset by efficiency savings. Openreach has achieved all of Ofcom's 42 quality of service levels year to date on voice and broadband services, including FTTC, despite challenging weather conditions in Q3. Openreach has outlined plans to make FTTP available to 250,000 UK premises across 227 market towns and villages, with building to commence by the end of the next financial year. This forms part of its previously stated 4m FTTP build target.

1   Adjusted. See Glossary on page 5
2  FTTP, FTTC and Gfast (including Single Order migrations)

FINANCIALS FOR THE NINE MONTHS TO 31 DECEMBER 2019

Income statement

Reported revenue was £17,246m and adjusted1 revenue was £17,192m, both down 2%, due primarily to ongoing headwinds from regulation, competition and legacy product declines, partially offset by increased handset sales in Consumer, growth in new products and services and higher rental bases of fibre-enabled products and Ethernet.

Adjusted1 EBITDA of £5,900m was down 3%2, mainly driven by the fall in revenue, higher spectrum fees, investment in customer experience and higher operating costs in Openreach, partly offset by reduced costs from our restructuring and transformation programmes.

Reported profit before tax was £1,911m and adjusted1 profit before tax was £2,136m, impacted by upfront interest expense associated with IFRS 16 lease liabilities recognised on 1 April 2019.

Tax

The effective tax rate was 20.1% on reported profit and 20.0% on adjusted1 profit, based on our current estimate of the full year effective tax rate.

Capital expenditure

Capital expenditure was £2,877m (2018/19: £2,810m). This includes grant funding deferral under the Building Digital UK (BDUK) programme. Excluding BDUK gainshare, capital expenditure was £2,859m (2018/19: £2,608m).

Network investment (excluding BDUK gainshare) was £1,412m, up 8%. This reflects continued investment in our Fibre Cities network build and the rollout of 5G. Other capital expenditure components were up 12% with £783m spent on customer-driven investments, £548m on systems and IT, and £116m spent on non-network infrastructure.

Normalised free cash flow

Normalised free cash flow1 was down £737m to £1,000m due to increased cash capital expenditure, the deposit for UEFA club football rights, higher interest and tax payments and working capital, partially offset by one-off cash flows.

Net debt and liquidity

Net debt1 was £18.2bn at 31 December 2019, £7.2bn higher than at 31 March 2019 (£11.0bn), primarily reflecting lease liabilities recognised on transition to IFRS 16 on 1 April 2019. Excluding lease liabilities, net financial debt was £1.1bn higher than at 31 March 2019.

This increase was mainly driven by £1.3bn of contributions to the BT Pension Scheme, £1.1bn dividend payment, £2.9bn net capital expenditure, £0.6bn lease payments and £0.5bn interest payments; partly offset by net cash inflow from operating activities (excluding pension contributions) of £5.2bn.

1 See Glossary on page 5
2 Measured against IFRS 16 pro forma comparative period in the prior year

OTHER DEVELOPMENTS

Regulation

Wholesale Fixed Telecoms Market Review 2021-2026

In January, Ofcom published a consultation on the Wholesale Fixed Telecoms Market Review (WFTMR), which sets out how it proposes to regulate Openreach services for the five years from 1 April 2021. The review marks a change from the previous cost-based regulation, with Ofcom now looking to support investment in FTTP and a rapid switchover from copper to fibre.

We welcomed the direction of Ofcom's consultation document as an important step forward toward enabling us to increase investment in FTTP to reach millions more homes and businesses across the country. We broadly agree with Ofcom's proposals on the indexation of legacy copper services, FTTP anchor pricing, and switchover; but would like to see more clarity on fair bet. We agree with Ofcom's overall policy intent but are still assessing the detail of Ofcom's proposals on Area 3. We are also still working through the implications of Ofcom's proposals for geographic pricing and long-term contracts with CPs which underpin the scale FTTP business case.

Whilst we have taken significant steps forward, there are still some important outstanding issues to work through. If the fixed access market regulation is enacted as proposed with some further refinement, particularly around fair bet and long-term contracts, and we see progress on business rates, then together with the progress we are making on the physical build and long-term take-up discussions with customers, we should be in a strong position to increase our FTTP build targets, right across the UK.

All-IP

Openreach is committed to migrating CPs to IP voice services and withdrawing copper-based voice access by December 2025. We welcomed the proposals made in Ofcom's WFTMR to allow for stop-sell of new copper lines when 75% of premises in the relevant area have ultrafast availability and the withdrawal of price controls on copper services when ultrafast coverage in an exchange area is complete.

We acknowledge that overcoming challenges posed to vulnerable customers and critical national infrastructure are key to the successful withdrawal of copper services. We continue to work closely with industry working groups, Ofcom and Government to ensure that key users can continue to receive the services that they rely on after copper services are withdrawn.

Broadband universal service obligation (USO)

In November, Ofcom published its consultation on the mechanics of cost recovery under the Broadband USO and all other USOs, setting out how providers of the USO can apply to recover their costs and which criteria will be considered. We welcomed the consultation but think the framework could be simplified to allow USO providers to be reimbursed promptly.

Consumer fairness

We have continued to work closely with Ofcom to demonstrate our adherence to the Fairness Commitments that we signed up to last summer.  In particular we have committed to upgrading 700k BT customers from copper to superfast broadband at no extra cost, capping broadband out-of-contract price increases, and, for EE mobile handset customers, introducing a percentage discount after the end of their contract.

In January, the Competition and Markets Authority (CMA) published a Loyalty Penalty Update, covering mobile and broadband pricing across industry. On mobile pricing, the CMA criticised all major mobile operators' plans to address prices for out of contract handset customers, highlighting their concern that EE's commitment falls short of switching customers to a comparable SIM-only tariff. However Ofcom research has shown that this is a complex issue, and in fact a large proportion of handset customers would pay more if moved to an equivalent SIM-only deal, so we believe our approach is fairer. On broadband, the CMA welcomes the voluntary commitments made by providers but is concerned that their varying nature could confuse customers and have differing levels of impact on tackling the loyalty penalty. BT has gone further than other industry players here, and will continue working with Ofcom to demonstrate its commitment to fairness.

In December, Ofcom published a consultation on its proposals to implement the new European Electronic Communications Code. Proposed requirements on CPs relate to seamless switching processes, locked handsets, linked contracts, pre-contract information and rights to exit a contract early, and access to services for vulnerable customers. A further statement on fixed broadband pricing is due in March.

In November, Ofcom consulted on best practice guidance for the treatment of vulnerable customers. BT supports a regulatory framework which creates better outcomes for vulnerable customers, and we have set up an industry working group with other CPs to identify best practice in this area.

Rural mobile network coverage

Work across mobile network operators, DCMS, HM Treasury and Ofcom is progressing in order to meet a mid-March target to agree certain aspects of the Shared Rural Network proposal, including DCMS grant funding arrangements and a variation to our existing 1800 MHz spectrum licence to incorporate new coverage obligations, including 92% of UK geography within six years. We are actively supporting this initiative through a commercial proposal to other mobile operators, enabling them to share our mast infrastructure to meet their coverage obligations.

Other matters

Clarification on use of certain vendors in 5G and full fibre networks

In January, the National Cyber Security Centre (NCSC) issued guidance to UK Telecoms operators on the use of certain vendors. The NCSC stated that certain vendors should be excluded from sensitive 'core' parts of 5G and gigabit-capable networks, and limited to a 35% presence in non-sensitive parts of the network, and that legislation would be introduced at the earliest opportunity.

The new guidance will have some impact on our 5G rollout plans and the equipment used in our FTTP network build going forwards. We are in the process of reviewing the guidance in detail to determine the full impact on our plans. At this time we estimate an impact of around £500 million over the next 5 years.

Brexit

Following the general election held in December 2019, the Government has announced its intention for the UK to leave the EU on 31 January 2020 with a transition period running until 31 December 2020. We have plans in place to ensure that we're prepared for the final outcome of talks on the future UK/EU relationship, including the possibility of a disorderly exit from the transition period that could have a damaging impact on consumer and business confidence. Our contingency planning is focused on ensuring we can continue to provide uninterrupted service to our customers, including sufficient inventory to protect against potential import delays. We are also making the necessary changes to our contracts and processes so that we will continue to be able to transfer customer data to and from the EU.

BT Pension Scheme

In early 2018, the Government made a decision about how benefits are increased in public sector pension schemes, and by implementing it in a particular way it created an unintended impact on the BT Pension Scheme. We pursued a legal process as we believed there are fairer ways for Government to meet its commitments to public sector employees without creating this impact on BT's private sector scheme, and hoped the Government would reconsider the route it decided to take.

In November 2018 the Divisional Court refused BT's application for judicial review of the Government's decision. We obtained permission to appeal the judgment from the Court of Appeal and the hearing took place on 11 and 12 December 2019.  The Court of Appeal handed down its judgment on 21 January 2020, rejecting our appeal.  While we are disappointed, we accept the Court of Appeal's decision.

Contingent liabilities

Save for the updates provided below, there have been no material updates relating to the legal proceedings and regulatory matters as disclosed in the Annual Report 2019 and our Results for the half year to 30 September 2019.

Legal proceedings

Italian Business

MPP prosecutions: The first hearings to determine whether or not the 23 named Defendants should be committed to trial took place in December 2019 with further hearings scheduled during Q4.

Brazilian tax claims

The Brazilian state tax authorities have made tax demands on the exchange of goods and services (ICMS). We have disputed the basis on which ICMS are imposed and have challenged the rate which the tax authorities are seeking to apply. During the quarter the nine ICMS cases which were reported as being at an advanced stage in Q2 were remitted back to the discovery phase at the first judicial level.

Regulatory matters

Northern Ireland Public Sector Shared Network contract

On 4 April 2019 Ofcom opened an investigation into whether the award of the Public Sector Shared Network contract for Northern Ireland to BT complied with relevant significant market power conditions. We are cooperating with Ofcom's investigation.

Glossary

Adjusted	Before specific items
EBITDA	Earnings before interest, tax, depreciation and amortisation
Adjusted EBITDA	EBITDA before specific items, share of post tax profits/losses of associates and joint ventures and net non-interest related finance expense
Free cash flow	Net cash inflow from operating activities after net capital expenditure
Capital expenditure	Additions to property, plant and equipment and intangible assets in the period
Normalised free cash flow	Free cash flow after net interest paid and payment of lease liabilities, before pension deficit payments (including the cash tax benefit of pension deficit payments) and specific items
Net debt
Loans and other borrowings and lease liabilities (both current and non-current), less current asset investments and cash and cash equivalents. Currency denominated balances within net debt are translated into sterling at swapped rates where hedged. Fair value adjustments and accrued interest applied to reflect the effective interest method are removed

IFRS 16 pro forma
On 1 April 2019, BT adopted IFRS 16 Leases, which replaced IAS 17 Leases. To aid comparability, pro forma financial information for 2018/19 has been presented to reflect how the results would have looked like if the accounting standard had been adopted last year (see press release on 3 July 2019)

Specific items	Items that in management's judgement need to be disclosed separately by virtue of their size, nature or incidence

We assess the performance of the group using a variety of alternative performance measures: adjusted, adjusted EBITDA, normalised free cash flow and net debt, as defined above. The rationale for using adjusted measures is explained in note 1 on page 6.

Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: our outlook for 2019/20 including revenue, adjusted EBITDA and free cash flow; our roll out of FTTP; and launch of 5G.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: market disruptions caused by technological change and/or intensifying competition from established players or new market entrants; unfavourable changes to our business where Ofcom raises competition concerns around market power; unfavourable regulatory changes; disruption to our business caused by an uncertain or adversarial political environment; geopolitical risks; adverse developments in respect of our defined benefit pension schemes; adverse changes in economic conditions in the markets served by BT, including interest rate risk, foreign exchange risk, credit risk, liquidity risk and tax risk; financial controls that may not prevent or detect fraud, financial misstatement or other financial loss; security breaches relating to our customers' and employees' data or breaches of data privacy laws; failures in the protection of the health, safety and wellbeing of our people or members of the public or breaches of health and safety law and regulations;  controls and procedures that could fail to detect unethical or inappropriate behaviour by our people or associates; customer experiences that are not brand enhancing nor drive sustainable profitable revenue growth; failure to deliver, and other operational failures, with regard to our complex and high-value national and multinational customer contracts; changes to our customers' needs or businesses that adversely affect our ability meet contractual commitments or realise expected revenues, profitability or cash flow; termination of customer contracts; natural perils, network and system faults or malicious acts that could cause disruptions or otherwise damage our network; supply chain failure, software changes, equipment faults, fire, flood, infrastructure outages or sabotage that could interrupt our services; attacks on our infrastructure and assets by people inside BT or by external sources like hacktivists, criminals, terrorists or nation states; disruptions to the integrity and continuity of our supply chain (including the impact of the guidance issued by the National Cyber Security Centre as part of its Telecoms Supply Chain Review in relation to certain vendors (including Huawei), and any associated future legislation); insufficient engagement from our people; a disorderly exit from the Brexit transition period; and risks relating to our BT transformation plan.

BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Notes

1) Our commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items. The directors believe that presentation of the group's results in this way is relevant to an understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. This is consistent with the way that financial performance is measured by management and reported to the Board and the Executive Committee and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Reported revenue, reported operating costs, reported operating profit and reported profit before tax are the equivalent unadjusted or statutory measures.

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global and Openreach.

For the year ended 31 March 2019, BT Group's reported revenue was £23,428m with reported profit before taxation of £2,666m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on the London Stock Exchange. For more information, visit www.btplc.com

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

We will hold a conference call for analysts and investors in London at 9am today and a simultaneous webcast will be available at www.bt.com/results

We are scheduled to announce the full year results for 2019/20 on 7 May 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 30 January 2020